SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 15)

Ambev S.A.

(Name of Issuer)

Ambev Inc.

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or Securities)

02319V103

(CUSIP Number)

Benoit Loore Anheuser-Busch InBev SA/NV Brouwerijplein 1 3000 Leuven Belgium +32 16 27 68 70	George H. White Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959-8900	Paul Alain Foriers Sandrine Hirsch Simont Braun Avenue Louise 149 (20) B-1050 Bruxelles Belgium +32 2 543 70 80

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 9, 2016

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 02319V103

1	Names of reporting persons: Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Kingdom of Belgium
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): CO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew)
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly-owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Eugénie Patri Sébastien S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11) 71.9%[1]
14	Type of reporting person (see instructions): CO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Eugénie Patri Sébastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Ambrew S.à.R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization: Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

CUSIP No. 02319V103

1	Names of reporting persons: Interbrew International B.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 11,283,145,506 Common Shares [1]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 11,283,145,506 Common Shares [1]
11	Aggregate amount beneficially owned by each reporting person: 11,283,145,506 Common Shares [1]
12	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 71.9% [1]
14	Type of reporting person (see instructions): OO

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 15 (“Amendment No. 15”) amends the Schedule 13D originally filed on March 15, 2004, as amended by Amendment No. 1 thereto filed on May 27, 2004, Amendment No. 2 thereto filed on June 3, 2004, each on behalf of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (the “Stichting”) and Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”), Amendment No. 3 thereto filed on September 2, 2004, Amendment No. 4 thereto filed on September 10, 2004, Amendment No. 5 thereto filed on October 13, 2004, Amendment No. 6 thereto filed on February 15, 2005, Amendment No. 7 thereto filed on March 1, 2005, Amendment No. 8 thereto filed on March 28, 2005, Amendment No. 9 thereto filed on April 5, 2005, Amendment No. 10 thereto filed on June 10, 2005 each on behalf of Anheuser-Busch InBev, the Stichting, EPS, Empresa de Administração e Participações S.A. – ECAP, InBev Holding Brasil S.A. (formerly Braco Investimentos S.A.), Ambrew S.à.R.L. (formerly Tinsel Investments S.A.) (“Ambrew”) and Interbrew International B.V. (“IIBV”) (Anheuser-Busch InBev, the Stichting, EPS, Ambrew and IIBV collectively referred to herein as the “Reporting Persons”), Amendment No. 11 thereto filed on April 26, 2006, Amendment No. 12 thereto filed on December 19, 2008, Amendment No. 13 thereto filed on February 12, 2010 and Amendment No. 14 thereto filed on December 30, 2014 on behalf of the Reporting Persons, relating to the common shares, without par value (the “Ambev Common Shares”), of Ambev S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (formerly Companhia de Bebidas das Américas – Ambev or “Old Ambev”) (“Ambev”) (the Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”). Ambev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) Ambev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of Ambev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 3rd Floor, 04530-000, São Paulo, SP, Brazil.

Amendments Nos. 1 through 13 can be located by reference to Old Ambev’s CIK number 0001113172 and SEC file number 005-50972.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Anheuser-Busch InBev, IIBV, the Stichting, EPS, and Ambrew and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annexes A-1 through A-5 to this Amendment No. 15.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented by adding the following:

From December 19, 2014 through June 30, 2015, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Fundação”) acquired 19,081,000 Ambev Common Shares in open market purchases. The aggregate purchase price for these transactions in U.S. Dollars was approximately $116.6 million. The source of funding for the purchases of Ambev Common Shares was the general working capital of the Fundação.

On December 4, 2015, Ambrew acquired 4,986,384 Ambev Common Shares and 317,903 Ambev ADRs as the result of certain stock swaps. The total amount of consideration paid for such shares in U.S. Dollars was approximately $5.1 million. The acquisition of the Ambev Common Shares was paid up with Ambrew shares that were exchanged for AmBev shares.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended and supplemented by inserting the following paragraphs at the end of this item:

From December 19, 2014 through June 30, 2015, the Fundação acquired 19,081,000 Ambev Common Shares for general investment purposes through regular market transactions in accordance with the individual investment program that came into effect on October 17, 2014, based on the “Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Ambev S/A”. Such individual investment program expired on October 17, 2015. In the future, the Fundação may acquire additional Ambev Common Shares or enter into other Individual Investment Programs.

In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in the Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

For further information, reference is made to Item 3 of this Amendment No. 15 which is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Recommended Acquisition of SABMiller plc by Anheuser-Busch InBev

On November 11, 2015, the board of Anheuser-Busch InBev and the board of SABMiller plc announced that they had reached agreement on the terms of a recommended acquisition by Anheuser-Busch InBev of the entire issued and to be issued share capital of SABMiller plc. The transaction will be implemented by means of the acquisition of SABMiller plc by a Belgian company to be formed for the purposes of the transaction (“Newbelco”). Anheuser-Busch InBev will also merge into Newbelco so that, following completion of the transaction, Newbelco will be the new holding company for the combined group.

Upon completion of the transaction, the Stichting will be the controlling shareholder of Newbelco. Ambrew and IIBV will be wholly-owned subsidiaries of Newbelco. It is expected that the New Shareholders Agreement (or a successor thereto) will continue to apply in respect of the ordinary shares of Newbelco held by the parties thereto.

Funds Voting Agreement

The Stichting entered into a voting agreement, effective 1 November 2015 (the “Funds Voting Agreement”) with Fonds Baillet Latour, a private limited liability company (société privée à responsabilité limitée) with a socially-inspired purpose and Fonds Voorzitter Verhelst, a private limited liability company (société privée à responsabilité limitée) with a socially-inspired purpose, which replaces in its entirety the voting agreement between the parties dated October 16, 2008 which was due to expire on October 16, 2016 if not renewed.

This agreement provides for consultations between the three bodies before any of the shareholders’ meetings of Anheuser-Busch InBev to decide how they will exercise the voting rights attached to Anheuser-Busch InBev’s shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of Anheuser-Busch InBev’s shareholders’ meetings. If the parties fail to reach a consensus, each of Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL will vote their Anheuser-Busch InBev shares in the same manner as the Stichting. The Funds Voting Agreement will expire on November 1, 2034, but is renewable.

The Funds Voting Agreement is attached to this Amendment No. 15 as Exhibit 2.36.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

2.1	Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.2	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.4	Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.5	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.6	Shareholders Agreement of Ambev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

2.7	First Amendment to the Ambev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.	Description

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.13	Consent and Indemnity Agreement dated as of May 24, 2004 among Ambev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 27, 2004).

2.14	Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to Ambev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

Exhibit No.	Description

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to Ambev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 15, 2005)

2.18	Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to Ambev filed by the Reporting Person on April 5, 2005).

2.21	Instrument of Accession, dated July 28, 2005, to the Ambev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.22	List of Old Ambev Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

Exhibit No.	Description

2.24	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.25	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.26	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.27	List of Old Ambev Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.28	List of Old Ambev Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.30	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (Incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 12, 2010).

Exhibit No.	Description

2.32	List of Ambev Common Shares acquired by the Fundação from October 23, 2014 to December 24, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.33	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

2.34	New ABI Shareholders’ Agreement, dated December 18, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.35	Powers of Attorney (filed herewith).

2.36	Funds Voting Agreement, effective November 1, 2015 (filed herewith).

ANNEX A-1

Executive Officers and Directors of Anheuser-Busch InBev

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares
Alex Behring	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Managing Partner of 3G Capital, Director of Anheuser-Busch InBev	None

M. Michele Burns	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Carlos Alberto Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH—9000, St. Gallen, Switzerland	Chairman of the Board of Lojas Americanas, Director of Anheuser-Busch InBev	11,283,145,506[1]

Elio Leoni Sceti	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH—9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev	11,283,145,506[1]

Maria Asuncion Aramburuzabala	Mexico	Brouwerijplein 1, 3000 Leuven, Belgium	CEO and President of the Board of Tresalia Capital, Director of Anheuser-Busch InBev	None

Olivier Goudet	France	Brouwerijplein 1, 3000 Leuven, Belgium	Partner & CEO of JAB Holding Company, LLC, Director and Chairman of the Board of Anheuser-Busch InBev	None

Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev	None

Kasper Rorsted	Denmark	Brouwerijplein 1, 3000 Leuven, Belgium	CEO of Henkel AG & Company, KgaA, Director of Anheuser-Busch InBev	None

[1]	Messrs. Sicupira and Telles report that they share voting and dispositive power over 11,283,145,506 AmBev Common Shares. Messrs. Sicupira and Telles, along with Messr. Jorge Paulo Lemann, report their beneficial ownership of AmBev Common Shares on a separately filed Schedule 13D.

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares

Paulo Alberto Lemann	Brazil	Brouwerijplein 1, 3000 Leuven, Belgium	Portfolio Manager of Pollux Capital, Director of Anheuser-Busch InBev	142,450

Stéfan Descheemaeker	Belgium	33 avenue de Foestraets, 1180 Brussels, Belgium	CEO of Nomad Food, Director of Anheuser-Busch InBev	None

Valentin Diez Morodo	Mexico	Campos Eliseos No. 400, Piso 10 Colonia Lomas de Chapultepec 11000 México, D.F. México	CEO and President of Grupo Nevadi Internacional, S.A. de C.V., Director of Anheuser-Busch InBev	None

David Almeida	United States and Brazil	250 Park Avenue, New York, New York 10177	Chief Integration Officer of Anheuser-Busch InBev	None

Carlos Brito	Brazil	250 Park Avenue, New York, New York 10177	Chief Executive Officer of Anheuser-Busch InBev	17,985

Pedro Earp	Brazil	250 Park Avenue, New York, New York 10177	Chief Disruptive Growth Officer of Anheuser-Busch InBev	344,626

Claudio Ferro	Brazil	250 Park Avenue, New York, New York 10177	Chief Supply Officer of Anheuser-Busch InBev	None

Miguel Patricio	Portugal	250 Park Avenue, New York, New York 10177	Chief Marketing Officer of Anheuser-Busch InBev	None

Tony Milikin	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Chief Procurement Officer of Anheuser-Busch InBev	None

Claudio Garcia	Brazil	250 Park Avenue, New York, New York 10177	Chief People Officer of Anheuser-Busch InBev	None

Felipe Dutra	Brazil	250 Park Avenue, New York, New York 10177	Chief Financial and Technology Officer of Anheuser-Busch InBev	3,100

Luiz Fernando Edmond	Brazil	250 Park Avenue, New York, New York 10177	Chief Sales Officer of Anheuser-Busch InBev	2,782,625

Joao Castro Neves	Brazil	One Busch Place, 202-9 St. Louis, MO 63118, US	Zone President North America of Anheuser-Busch InBev	17,870,256

Bernardo Pinto Paiva	Brazil	Rua Dr Renato Paes de Barros 1017, 4 Andar, 04530-001 Itaim Bibi, Sao Paulo, Brazil	Zone President Latin America North of Anheuser-Busch InBev	636,091

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares

Marcio Froes	Brazil	Cervecería y Malteria Quilmes,Av. 12 de Octubre 100, 1878 Quilmes, Prov. de Buenos Aires, Argentina	Zone President Latin America South of Anheuser-Busch InBev	3,534,425

Michel Doukeris	Brazil	26F, Raffles City Shanghai Office Tower 268 Middle Xizang Road , 200001 Shanghai, P.R. China	Zone President Asia Pacific of Anheuser-Busch InBev	None

Ricardo Tadeu	Brazil	Grupo Modelo S.A.B. DE C.V. Cerrada de Palomas # 22, Piso 4,5,6 ,Colonia Reforma Social , Del. Miguel Hidalgo C.P. 11560 México, D.F.	Zone President Mexico of Anheuser-Busch InBev and CEO of Grupo Modelo	516,590

Sabine Chalmers	Germany and United States	250 Park Avenue, New York, New York 10177	Chief Legal and Corporate Affairs Officer and Secretary to the Board of Directors of Anheuser-Busch InBev	None

Stuart MacFarlane	United Kingdom	Brouwerijplein 1, 3000 Leuven, Belgium	Zone President Europe of Anheuser-Busch InBev	None

ANNEX A-2

Executive Officers and Directors of IIBV

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Gert Boulangé	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Tax Director

Antonio Frascogna	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Group Director Control Parent Companies

Daan Siero	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Anheuser-Busch InBev Tax Manager

Jolette Wiersema	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Counsel

Jeroen Heerkens	Netherlands	Ceresstraat 1, 4811 CA Breda, the Netherlands	Legal Counsel

ANNEX A-3

Directors of Stichting

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Jorge Paulo Lemann	Brazil	Zürcherstrasse 325, 8645 Jona, Switzerland	Director the Stichting.

Carlos Alberto da Veiga Sicupira	Brazil	Redingstrasse 4, 3rd Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev

Marcel Herrmann Telles	Brazil	Redingstrasse 4, 4th Flr, CH - 9000, St. Gallen, Switzerland	Director of Anheuser-Busch InBev

Roberto Moses Thompson Motta	Brazil	600 Third Avenue, 37th floor, New York, NY 10016, USA	Director of the Stichting

Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

Stéfan Descheemaeker	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Anheuser-Busch InBev

ANNEX A-4

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Frederic de Mevius	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Juan de Hemptinne	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS; CEO of GDS Consult SA

Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

Comtesse Edwine van der Straten Ponthoz	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI

Diane de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS

Paul Cornet De Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

Stéfan Descheemaeker	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of Anheuser-Busch InBev, the Stichting and EPS

ANNEX A-5

Directors of Ambrew

Name	Citizenship	Business Address	Present Principal Occupation or Employment
Yann Callou	France	5, rue Gabriel Lippmann, L05365 Munsbach, Grand Duchy of Luxembourg	Anheuser-Busch InBev Group Manager Treasury Operations

Antonio Frascogna	Italy	Brouwerijplein 1, 3000 Leuven, Belgium	Anheuser-Busch InBev Group Director Control Parent Companies

Gert Magis	Belgium	5, rue Gabriel Lippmann, L05365 Munsbach, Grand Duchy of Luxembourg	Anheuser-Busch InBev Group Controller Parent Companies

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

ANHEUSER-BUSCH INBEV SA/NV

by	/s/ Jan Vandermeersch
Name:	Jan Vandermeersch
Title:	Senior Legal Counsel Corporate

by	/s/ Benoit Loore
Name:	Benoit Loore
Title:	VP Corporate Governance

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

STICHTING ANHEUSER-BUSCH INBEV

by	*
Name:	P. Cornet
Title:	Class A Director

by	/s/ Roberto Moses Thompson Motta
Name:	Roberto Moses Thompson Motta
Title:	Class B Director

*By:	/s/ Sandrine Hirsch
Sandrine Hirsch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

EUGÉNIE PATRI SÉBASTIEN S.A.

by:	*
Name:	P. Cornet
Title:	Director

by:	*
Name:	A. Van Damme
Title:	Director

by:	*
Name:	F. de Mevius
Title:	Director

*By:	/s/ Sandrine Hirsch
Sandrine Hirsch
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

AMBREW S.À.R.L.

by	/s/ Gert Magis
Name:	Gert Magis
Title:	Manager

by	/s/ Yann Callou
Name:	Yann Callou
Title:	Manager

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

INTERBREW INTERNATIONAL B.V.

by	/s/ Gert Boulangé
Name:	Gert Boulangé
Title:	Director

by	/s/ Daom Siero
Name:	Daom Siero
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

2.1	Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.2	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.3	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.4	Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.5	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.6	Shareholders Agreement of Ambev executed on July 1, 1999 between the Fundação, Braco and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev filed on October 27, 2000 by the Fundação, Braco S.A. and ECAP).

Exhibit No.	Description

2.7	First Amendment to the Ambev Shareholders Agreement (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.8	Form of Amended InBev By-laws (English translation). (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.9	Form of Amended Stichting By-laws (English translation) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.10	Form of Amended Stichting Conditions of Administration (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.11	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Amendment No. 3 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 2, 2004).

2.12	Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 15, 2004).

2.13	Consent and Indemnity Agreement dated as of May 24, 2004 among Ambev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to Ambev filed by the Original Reporting Persons on March 27, 2004).

Exhibit No.	Description

2.14	Shareholders Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to Ambev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

2.15	Press Release, dated September 2, 2004 (Incorporated by reference to the Amendment No. 4 to the Schedule 13D relating to Ambev filed by the Reporting Persons on September 10, 2004).

2.16	Press Release, dated October 12, 2004 (Incorporated by reference to the Amendment No. 5 to the Schedule 13D relating to Ambev filed by the Reporting Persons on October 13, 2004).

2.17	Edital (Invitation to Bid), dated February 14, 2005. (Incorporated by reference to the Amendment No. 6 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 15, 2005)

2.18	Letter of Transmittal and cover letter, dated February 28, 2005 (Incorporated by reference to the Amendment No. 7 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 1, 2005).

2.19	Press Release, dated March 23, 2005 (Incorporated by reference to Amendment No. 8 to the Schedule 13D relating to Ambev filed by the Reporting Persons on March 28, 2005).

2.20	Press Release, dated March 31, 2005 (Incorporated by reference to Amendment No. 9 to the Schedule 13D relating to Ambev filed by the Reporting Person on April 5, 2005).

Exhibit No.	Description

2.21	Instrument of Accession, dated July 28, 2005, to the Ambev Shareholders Agreement (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.22	List of Old Ambev Common Shares acquired by the Fundação from June 17, 2004 through March 24, 2006 (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.23	Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 11 to the Schedule 13D relating to Ambev filed by the Reporting Persons on April 26, 2006).

2.24	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.25	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.26	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.27	List of Old Ambev Common Shares acquired by IIBV from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

Exhibit No.	Description

2.28	List of Old Ambev Common Shares acquired by Ambrew from March 25, 2006 through December 19, 2008 (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.29	Second Individual Investment Program of the Fundação (Incorporated by reference to Amendment No. 12 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 19, 2008).

2.30	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (Incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

2.31	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (Incorporated by reference to Amendment No. 13 to the Schedule 13D relating to Ambev filed by the Reporting Persons on February 12, 2010).

2.32	List of Ambev Common Shares acquired by the Fundação from October 23, 2014 to December 24, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.33	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

2.34	New ABI Shareholders’ Agreement, dated December 18, 2014 (Incorporated by reference to Amendment No. 14 to the Schedule 13D relating to Ambev filed by the Reporting Persons on December 24, 2014).

2.35	Powers of Attorney (filed herewith).

2.36	Funds Voting Agreement, effective November 1, 2015 (filed herewith).